Results of Annual Stockholders Meeting (unaudited)

The Shareholder Meeting of the Shareholders of COUNTRY Mutual Funds Trust consisting of COUNTRY Growth Fund, COUNTRY Balanced Fund, COUNTRY Tax Exempt Bond Fund, COUNTRY Short-Term Bond Fund, COUNTRY Bond Fund, COUNTRY VP Growth Fund, COUNTRY VP Balanced Fund, COUNTRY VP Short-Term Bond Fund, and COUNTRY VP Bond Fund, was held on October 31, 2005, at 1701 N. Towanda Avenue, Bloomington, IL. As of August 31, 2005, the record date, the dollar value of shares of common stock outstanding and entitled to vote was $401,256,439.05. The total dollar value of shares represented by proxy or in person at this meeting was $276,556,588.08 or 68.923% of the total dollar value of shares outstanding, which constituted a quorum. The stockholders voted on matter, the election of eight Trustees of the Fund.

The following table provides information concerning the matter voted on at the meeting:

I.	Election of Trustees

Nominee	Votes For All	Votes Withheld All

William G. Beeler	$269,224,030.14	$7,332,557.94
Charlot R. Cole	$273,843,333.20	$2,713,254.88
David A. Downs	$273,687,489.60	$2,869,098.48
Nancy J. Erickson	$274,095,762.09	$2,460,825.99
Roger D. Grace	$273,905,891.22	$2,650,686.86
Philip T. Nelson	$271,028,395.18	$5,528,192.90
Leland A. Strom	$271,404,348.57	$5,152,239.51
Robert W. Weldon	$272,175,578.79	$4,381,009.29